UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             For February 26, 2007



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated February 26, 2007 - Final Results




                 PRELIMINARY RESULTS FOR YEAR ENDED 31 DECEMBER 2006

                                                         Monday 26 February 2007

Bunzl plc, the international distribution and outsourcing Group, today announces its annual results for the year ended 31 December 2006. The results were:

- Revenue up 14% to GBP3,333.2 million

- Operating profit before intangible amortisation up 11% to GBP226.3 million

- Profit before tax and intangible amortisation up 9% to GBP209.6 million

- Profit before tax up 7% to GBP189.7 million

- Earnings per share+ up 7% to 37.8p

- Adjusted earnings per share+* up 8% to 41.7p

- Dividend for the year up 8% to 17.0p

- Return on average operating capital 61.7%

Acquisition highlights of the year include:

- GBP390 million of annualised revenue added

- Entry into North American safety products redistribution

- Addition of major UK distributor in healthcare disposables

- Significant international expansion in non-food retail

Commenting on today's results, Anthony Habgood, Chairman of Bunzl, said:

"Bunzl has produced another good set of results as we have once again demonstrated growth through continually redefining and deepening our commitment to customers, consolidating the markets in which we compete and expanding our geographic coverage."

Michael Roney, Chief Executive of Bunzl, said:

"I am pleased to report a strong 2006 operating performance, organic revenue growth of 5% and higher acquisition spend of GBP162 million. This gives us a platform and momentum for our international growth which will be supported by continued focus on operational improvements and increased international sourcing."

Enquiries:
Bunzl plc                                    Finsbury
Michael Roney, Chief Executive               Roland Rudd
Brian May, Finance Director                  Mark Harris
Tel: 020 7495 4950                           Gordon Simpson
                                             Tel: 020 7251 3801
+ From continuing operations
* Before the effect of intangible amortisation

Note:
A webcast of today's presentation to analysts will be available on www.bunzl.com by 2.00pm today


CHAIRMAN'S STATEMENT

In its first full year as a focused distribution and outsourcing company, Bunzl produced another set of good results driven both by organic and acquisition-led growth. All four business areas were ahead of 2005 in both revenue and profits. Overall revenue rose 14% to GBP3,333.2 million. Operating profit before intangible amortisation was up 11% to GBP226.3 million, earnings per share from continuing operations rose 7% to 37.8p, while adjusted earnings per share from continuing operations, after eliminating the effect of intangible amortisation, rose 8% to 41.7p. Adverse currency translation movements, especially the US dollar, reduced Group growth rates by between 1% and 1.5%.

Dividend

The Board is recommending an 8% increase in the final dividend to 11.7p. This brings the total dividend for the year to 17.0p, an increase of 8%. Shareholders will again have the opportunity to participate in our dividend reinvestment plan.

Share buy back

During the second half the Company conducted a limited on market share buy back programme under which 9.1 million shares were bought into treasury for a total consideration of GBP63.1 million.

Strategy

For many years we have pursued a strategy of focusing on our strengths and consolidating the markets in which we compete. Through the pursuit of this strategy we have built leading positions in a number of business sectors in North America, Europe and Australasia. In 2006 we further extended our business coverage with acquisitions that took us further into safety products in North America, medical supplies in the UK and non-food retail internationally as well as continuing to consolidate our more established markets. Continually redefining and deepening our commitment to customers and markets, as well as extending our business into new geographies, remain important elements of our strategy as we continue to expand and increasingly co-ordinate our procurement and international sourcing.

Investment

Over time we have steadily invested to reflect our growth strategy and enhance the capital base of the Group. In order to meet our targets we have expanded and improved warehouses and opened new ones. Upgrading our computer systems is an ongoing task as we integrate new businesses into the Group's operations and to enhance customer service. Systems remain critical to our ability to serve our customers in the most efficient and appropriate manner and we are convinced that our modern systems are a source of heightened advantage that enable us to manage our business in a way that will allow us to maintain our leadership in the marketplace.

Employees

As a service oriented company we continue to rely on the quality and efficiency of our employees across the world. We very much appreciate their hard work and loyalty which are key to the ongoing growth and success of Bunzl. One of our competitive advantages is our ability to integrate newly acquired businesses effectively. Our success in this area is very much due to the adaptability of our employees and their willingness to assist in the integration of businesses building on the strengths of both parties. Everyone's efforts are greatly appreciated.

CHIEF EXECUTIVE'S REVIEW

Operating performance

The strong performance of the Group continued in 2006 with good results being bolstered by an increased level of acquisition activity. The successful operating performance was a reflection of solid organic growth and the improved performance of acquisitions completed in the previous year. In this review references to operating profit are to operating profit before intangible amortisation.

Overall revenue was up 14% and operating profit rose by 11%. Although operating profit margin declined from 7.0% to 6.8%, principally due to the effect of lower margin acquisitions made in 2006, Group margin, excluding the impact of currency exchange and acquisitions, moved up from 6.9% to 7.1%. Our specialist knowledge and experience in providing cost effective outsourcing solutions led to underlying volume growth as we continued to offer innovative supply programmes to add value for new and existing customers. In North America revenue rose by 14% with operating profit increasing 13%. UK & Ireland showed a 17% increase in revenue and a 6% rise in operating profit, with the reduction in business area margin resulting from the Southern Syringe acquisition which is operating at margins below the business area average. In Continental Europe we saw an 11% revenue increase with operating profit up 8%. Australasia experienced a 12% increase in revenue and a 14% improvement in operating profit.

Adjusted earnings per share from continuing operations, after eliminating the effect of intangible amortisation, were 41.7p, an increase of 8%, while basic earnings per share from continuing operations were 37.8p, a rise of 7%. Return on average operating capital continued at a consistently high level, improving marginally to 61.7%. After acquisition expenditure of GBP162 million, a share buy back of GBP63 million and a strong operating cash flow, net debt increased by GBP80.4 million to GBP430.7 million resulting in a net debt to EBITDA ratio of 1.8 times.

Acquisitions

The Group spent GBP162 million on acquisitions during the year, principally as a result of a strong expansion in the UK, three noteworthy investments in North America in the second half and one acquisition each in Continental Europe and Australasia. The businesses acquired extended our product offering and customer base in our existing operations and also expanded the Group into new market sectors. In total these acquisitions will add about GBP390 million to annualised revenue.

In January we completed the acquisition of Midshires, a UK vending business with revenue in 2005 of GBP12 million, and Master Craft, a US redistribution business servicing the foodservice sector with revenue of $11 million in 2005. In April we announced two additional acquisitions as we expanded further in Australasia and France. Allcare, with revenue of A$23 million in the year ended June 2005, is principally engaged in the distribution of personal protection equipment and disposable products to food processors in Australia. Picardie Hygiene, with revenue of EUR10 million in 2005, distributes cleaning and hygiene products in northeast France.

In July we acquired Southern Syringe, a business based in London involved in the sale and distribution throughout the UK of healthcare related consumables to a variety of end users including the NHS, private hospitals and nursing homes. Revenue in 2005 was GBP182 million. This acquisition significantly expands our position in the growing healthcare consumables market.

We announced two further acquisitions in North America in August. Morgan Scott, a Toronto based business with revenue in 2005 of C$66 million, is engaged in the distribution of jan/san and foodservice disposable products in eastern Canada. We also purchased United American Sales, a redistribution business based in Ohio with revenue in 2005 of $58 million supplying personal protection equipment to the industrial and construction markets. The acquisition of Cole Harford, a Kansas City based business with revenue in 2005 of $64 million, was announced in October. It is a redistributor principally engaged in the supply of foodservice and jan/san disposable products. These three acquisitions are excellent additions to our successful and growing business in North America.

In December we completed the purchase of Keenpac, a UK based business with revenue in 2005 of GBP74 million. Keenpac is involved in the supply of quality retail packaging principally in the UK and the US but also in France, Italy, Switzerland, Hong Kong and Australia. Products, which are predominantly sourced from Asia, include bags and boxes for a variety of customers including luxury brands and high street retailers. This excellent international company will significantly expand our sales of non-food retail supplies, extend our sourcing capabilities and provide an opportunity to develop our business in countries where we do not currently have a presence.

Prospects

Although interest rates moved upwards in the main economies of the world, economic growth continued and the Group showed its international strength with good increases in revenue and operating profit in all four business areas. Oil and natural gas prices were volatile during the year and the input prices on plastic resin and pulp based products experienced upward pressure in the first part of 2006, remained relatively firm for the second half and have entered 2007 with mixed trends. Although the strengthening of sterling in 2006 only had a marginally negative effect on the full year, if exchange rates hold at their present levels the translation impact on the 2007 results will be more significant.

North America is continuing to progress well due to the impact of acquisitions and normal levels of organic growth. The acquisitions made in 2005 at lower margins showed considerable improvement in 2006 and we expect that positive trend to continue, combined with the contribution from acquisitions completed in 2006. Our business in the UK & Ireland was broadened further through two significant acquisitions which will lead to a large increase in revenue in 2007. Southern Syringe should show some incremental improvement in 2007 as the planned integration progresses. Furthermore the combination of improved momentum from the second half of 2006 and the addition of the earnings enhancing acquisition of Keenpac in December is providing an encouraging start to the current year. Good organic growth in Continental Europe should continue in 2007. Though there are still some margin pressures in our French business we remain confident that our operational initiatives will have the desired positive impact. Australasia, supported by improved results in the latter part of 2006 and the better than expected performance from recent acquisitions, is also performing well.

The success of our first full year as a focused distribution and outsourcing Group gives us confidence in our international growth plan, both organically and by acquisition. This will be supported by continued focus on operational improvements and increased international sourcing. As a result we believe that the prospects are good and that our business will continue to grow successfully.

North America

As a result of good organic growth and acquisitions, revenue increased by 14% to GBP1,896.8 million and operating profit by 13% to GBP131.2 million.

Underlying volume growth continued to reflect our customers preference to buy their requirements from us, often on a totally outsourced basis, in order to reduce their costs of sourcing products that they need to run their businesses but do not actually sell themselves. Our focus continued on finding solutions for them to generate additional sales and operational efficiencies.

The acquisitions completed during 2005 were all transferred onto our IT system during the year and were successfully integrated into our existing operations. In addition we announced four further acquisitions in 2006. All operate in business sectors other than supermarket, which historically has accounted for the largest proportion of our sales. This is in line with our strategy to acquire companies that will expand our presence in sectors with higher growth potential.

Our redistribution business continued to grow and strong acquisitions have enhanced our business development in this area. Morgan Scott expanded our presence in eastern Canada, particularly in the jan/san and foodservice sectors. United American Sales has given us the opportunity to enter the redistribution sector for personal protection equipment which is a growing area and complements our safety supplies businesses in Europe. Cole Harford, a significant foodservice and jan/san redistribution company, reinforces our position, particularly in the midwest and southwest.

As a result of our growing redistribution business, we announced a new and separate organisation to lead our sales and marketing efforts in this area. Strategically we believe it is wise to separate our customers between those where we sell products directly for use in their own businesses and those of our redistribution business where we sell primarily to other distributors for subsequent resale. The primary objective is to grow more rapidly in this strategic sector of our business. We will accomplish this by better penetrating current customers, developing national opportunities, expanding into new sectors like personal protection equipment and by working more closely with our suppliers to increase the volume of goods sold through redistribution. Due to the increased costs of distribution, warehousing and working capital requirements, the demand for an efficient method of redistribution is continuing to expand.

In an effort to drive further organic sales growth and increase margin, we continue to make significant investments in our employees through training programmes and new marketing tools.

The VIP (value, integrity and performance) sales training and development programme has proven to be an effective tool for our sales team. It is designed to give employees the basic selling tools to help them identify opportunities to enhance margin and increase sales. All General Managers, Sales Managers and Sales Representatives completed this three day programme in 2006. Our goal is to expand VIP to other operational areas of the business in an effort to enhance our exceptional customer service.

We also experienced organic growth through deeper penetration of existing customers, particularly with jan/san products. Our marketing efforts have expanded to provide our salesforce with new and improved tools to increase their productivity and level of success. A new 300 page catalogue contains information on more than 5,000 jan/san and foodservice items for our redistribution business. Available in both hard copy and electronic formats, the catalogue has an easy-to-customise cover that customers can adapt to their particular business.

Portable marketing tools have also been introduced including one which contains effective sales presentations, valuable product information and training aids which give the sales team the necessary resources for improved results.

Our e-commerce initiatives continue to increase sales. The catalogue for redistribution became available online during the year, adding a convenient ordering alternative for this customer base. Both our direct and redistribution customers have the added value of internet access for inventory information, pricing, order and delivery status and much more.

Technology continues to be a significant area of investment. Sixteen warehouses are now equipped with radio frequency scan-based equipment for receiving, put-away and picking of inventory and we plan to extend this programme throughout the business. The system has resulted in greater efficiency, reduced costs and improved customer service. Due to increased picking and invoicing accuracy, credits have been reduced significantly in terms of dollars and transactions. These improvements have led to increased customer satisfaction and greater efficiencies in our warehouses.

We continue to source an increasing amount of products from suppliers overseas. Our import activities extend globally, primarily in Asia. Two warehouses in Shanghai consolidate many locally sourced products which enable us to deliver items directly to our facilities in the quantities they require. Our business in Australasia has also recently joined this import programme.

As fuel costs rose in 2006, we proactively took measures to reduce consumption and thereby minimise their impact on operating costs. We continue to expand our onboard tracking system that monitors and records vital information such as road speed, idle running time and distance travelled. This provides warehouse management the means to analyse route dynamics in order to improve productivity. A truck driver safety programme has also been developed, focusing on accident prevention.

The commitment and hard work of our entire team allows us to provide products and services of the highest quality. We will continue to enhance all aspects of our business to build on the strong foundation our customers and suppliers have come to expect.

UK & Ireland

After a relatively slow start to the year, trading conditions improved in the second half when we also made two significant acquisitions in Southern Syringe and Keenpac. Although revenue increased by 17% to GBP774.6 million, operating profit rose less, by 6% to GBP59.7 million, due to the impact of the lower margin Southern Syringe acquisition, with the underlying business area margin slightly ahead. We successfully managed the impact of higher commodity and energy input prices into our supply chain and continued to increase efficiencies within our infrastructure.

Our hotel, restaurant and catering (horeca) businesses had a challenging year. In the face of tougher market conditions we maintained our margin, rationalised our distribution network by closing two smaller warehouses and restructured our salesforce to reduce our operating costs. This, together with significant contract wins in the public sector, hotel and care home markets at the end of 2006, leaves the business well positioned for 2007.

The retail supplies business maintained its momentum from 2005. We successfully extended the range of products into existing customers and we also implemented a contract to supply a national chain of petrol forecourts which took us into a new market sector. In the second half we opened an extension to our Manchester warehouse to handle this growth. The acquisition in December of Keenpac, which specialises in added value premium packaging, will provide opportunities to cross sell both businesses' services particularly to the non-food retailers.

The cleaning and safety businesses performed well. While business with our manufacturing customers declined, sales elsewhere developed as we won some significant public sector and construction accounts. The businesses successfully renewed a number of contracts extending them to sole supply status and secured a long term national contract with a leading contract cleaner. We opened a new branch in Essex, which has successfully won new business, and released capacity in London to allow sales growth there. Additional ranges were sourced from the Far East and we reduced our operating costs by creating a new business unit in Swansea, which combined two existing operations, to focus on supplying national personal protection equipment and workwear contracts.

We made an important move within the healthcare market with the acquisition of Southern Syringe in July. This provides us with a significant presence in the healthcare consumables distribution market where it offers a one stop shop for both the NHS and private hospitals and complements our existing Shermond business. We have started to introduce our processes and systems which will help to raise the operating margins. Despite the NHS budget deficits seen at the beginning of the year and the volatile price of latex throughout 2006, Shermond maintained its position and we made good progress with new product ranges.

In Ireland our business saw good growth as the catering supplies sector remained buoyant, although favourable tax allowances for hotel construction are now ending, and we won new contracts in the cleaning, safety and retail sectors. We integrated our cleaning and safety sites in Dublin to increase efficiencies and appointed a new general manager to run this combined business.

During the year the vending business integrated the Midshires acquisition made in January. This improved the depth of our national coverage, strengthening our position in the Midlands. We retained a number of leading contracts and also extended our presence within the retail sector. To improve efficiencies we rationalised the number of sites and opened new warehouses in Loughborough, Newton Aycliffe and East Grinstead.

Going forward, the acquisitions of Southern Syringe and Keenpac reinforce our market focus and will allow us to strengthen our consolidation offer in the UK and Ireland by providing our existing product ranges to new markets while also extending new product ranges into our existing businesses.

Continental Europe

Revenue increased by 11% to GBP544.7 million and operating profit rose by 8% to GBP40.9 million as our business delivered strong organic growth in both revenue and profits. Raw material prices increased throughout 2006 creating margin pressure within all areas of the business.

The French cleaning and hygiene business saw revenue growth in a challenging economic environment. This sales growth was principally driven by our ability to serve national customers, aided by the establishment of a national accounts team. This was supported by the acquisition of Picardie Hygiene announced in April which strengthened our position in northeast France. Techline, our own brand range of products, was successfully launched during the year but the benefits achieved were not sufficient to offset fully the combined impact of price pressure and a changing customer mix which led to a decline in margin. The investment in IT continued with the new ERP system on track to be rolled out by early 2008. Our other French business that supplies personal protection equipment and safety products performed well. This was achieved through strong organic sales growth from a number of large accounts as well as from local customers.

In the Netherlands our retail business had a very strong first full year under Bunzl's ownership through good organic growth. A focus on product innovation drove sales growth with new contract wins and range extensions with existing customers. Good margin management and cost control helped profit to grow substantially. The retail business successfully rebranded itself under the Bunzl name to continue its integration with our business supplying horeca customers in the Netherlands. Our horeca business also delivered profitable growth through increased sales following a large contract win in the latter part of the year and improved sales to the hotel sector.

In Germany we continued to grow our national accounts business but also developed our regional sales and benefited from business related to the FIFA World Cup. This strong organic sales growth and good cost control resulted in a good increase in profitability.

Our retail business in Denmark had another excellent year, delivering profitable growth ahead of our expectations. An improvement in margins and ongoing cost control helped drive this positive result. Our business supplying horeca customers also continued to prosper. A significant contract win at the end of 2005 and the successful introduction of a food solutions product range provided strong organic sales growth and contributed to a higher level of profitability.

In central Europe, our retail business performed well and was ahead of expectations following its first full year of trading since it was acquired in July 2005. The business supplies packaging and equipment to retail customers throughout the principal countries of central Europe. Sales have increased following the opening of a number of supermarkets in the region and costs are well controlled. Our business supplying cleaning and safety products has also performed ahead of expectations, principally due to organic sales growth from new and existing customers in both Hungary and Romania. We are investing in IT throughout central Europe in order to build a platform that can readily benefit from further growth in these emerging markets.

Australasia

A combination of organic growth and the impact of acquisitions contributed to revenue growth of 12% to GBP117.1 million and a 14% increase in operating profit to GBP9.6 million. The underlying growth rate was lower than in 2005 principally due to weaker performance by our businesses in the first half. However the business area experienced stronger profit growth in the second half of the year which creates a solid base leading into 2007.

Our largest business continues to grow satisfactorily and consolidate its position within its core sectors of healthcare, industrial, horeca and retail. The business will benefit from additional contract wins made during the second half of the year. We also established a new distribution facility in New Zealand during 2006 which is developing well and provides the platform for stronger organic growth in this region. Our food processor supplies business experienced good revenue and profit growth in Australia although this was partly offset by a decline in the New Zealand business. Our specialist healthcare business had an excellent year with strong revenue and profit growth.

We continued in our strategy to acquire quality businesses within core market sectors including the purchase in April of Allcare, a distributor of personal protection equipment and disposable products. It has a strong position nationally with major food processors and creates synergies for consolidation of similar product categories within our existing portfolio.

The business area continued to invest in new infrastructure, upgrading existing facilities and further enhancing our IT systems. Our focus to improve customer service resulted in initiatives to streamline our operating platform and drive efficiencies to offset cost increases. During the year we launched an internet ordering platform to complement our existing e-business facilities with customers and suppliers. This new facility will enhance our service offering by simplifying order placement and improving visibility for information and reporting requirements to our customers.


                         CONSOLIDATED INCOME STATEMENT
                      FOR THE YEAR ENDED 31 DECEMBER 2006


                                                      2006      2005
Continuing operations                      Notes      GBPm      GBPm    Growth
--------------------------------------------------------------------------------
Revenue                                        2   3,333.2   2,924.4        14%
================================================================================
Operating profit before intangible             2     226.3     203.4        11%
amortisation
--------------------------------------------------------------------------------
Intangible amortisation                              (19.9)    (15.9)
--------------------------------------------------------------------------------
Operating profit                                     206.4     187.5        10%
Finance income                                 3      19.6      22.0
Finance cost                                   3     (36.3)    (32.8)
--------------------------------------------------------------------------------
Profit before income tax                             189.7     176.7         7%
--------------------------------------------------------------------------------
Profit before income tax and intangible
amortisation                                         209.6     192.6         9%
--------------------------------------------------------------------------------
UK income tax                                         (9.1)     (8.7)
Overseas income tax                                  (51.2)    (48.0)
--------------------------------------------------------------------------------
Total income tax                                     (60.3)    (56.7)
--------------------------------------------------------------------------------
Profit for the year                                  129.4     120.0
--------------------------------------------------------------------------------

Discontinued operations
Profit for the year                                      -       4.2
--------------------------------------------------------------------------------
Total profit for the year                            129.4     124.2
================================================================================

Attributable to:
Equity holders of the Company                        129.4     123.6
Minority interests                                       -       0.6
--------------------------------------------------------------------------------
Total profit for the year                            129.4     124.2
--------------------------------------------------------------------------------

Earnings per share attributable to the Company's
equity holders
================================================================================
Basic                                                 37.8p     36.5p
================================================================================
Diluted                                               37.5p     36.3p
================================================================================

Earnings per share from continuing operations
attributable to the Company's equity holders
================================================================================
Basic                                          6      37.8p     35.4p        7%
================================================================================
Diluted                                        6      37.5p     35.2p
================================================================================

================================================================================
Dividend per share                             5      17.0p     15.7p        8%
================================================================================


             CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
                       FOR THE YEAR ENDED 31 DECEMBER 2006

                                                             2006         2005
                                                             GBPm         GBPm
--------------------------------------------------------------------------------
Profit for the year                                         129.4        124.2
Actuarial gain/(loss) on
pension schemes                                              17.4        (27.3)
Deferred tax on actuarial
(gain)/loss                                                  (5.5)         8.4
Currency translation
differences arising in year*                                 (7.1)         8.1
(Loss)/gain recognised in cash
flow hedge reserve                                           (0.3)         0.3
Movement from cash flow hedge
reserve to income statement                                  (0.3)         1.3
--------------------------------------------------------------------------------
Net income/(expense)
recognised directly in equity                                 4.2         (9.2)
--------------------------------------------------------------------------------
Total recognised income for
the year                                                    133.6        115.0
================================================================================

Attributable to:
Equity holders of the Company                               133.6        114.1
Minority interests                                              -          0.9
--------------------------------------------------------------------------------
Total recognised income for
the year                                                    133.6        115.0
================================================================================

*Currency translation differences for 2006 of GBP(7.1)m (2005: GBP8.1m) are net of gains of GBP17.6m (2005: GBP(15.7)m) taken to equity as a result of designated effective net investment hedges.


                           CONSOLIDATED BALANCE SHEET
                              AT 31 DECEMBER 2006

                                                            2006          2005
                                             Notes          GBPm          GBPm
--------------------------------------------------------------------------------
Assets
Property, plant and equipment                               74.3          69.8
Intangible assets                                          776.7         695.5
Derivative assets                                            5.4           4.8
Deferred tax assets                                          4.1          22.2
--------------------------------------------------------------------------------
Total non-current assets                                   860.5         792.3

Inventories                                                290.8         272.3
Income tax receivable                                        2.7           2.5
Trade and other receivables                                521.2         470.7
Derivative assets                                            0.1           0.9
Cash and deposits                                7          49.0          53.7
--------------------------------------------------------------------------------
Total current assets                                       863.8         800.1
--------------------------------------------------------------------------------
Total assets                                             1,724.3       1,592.4
================================================================================

Equity
Share capital                                              112.0         111.4
Share premium                                              119.8         112.8
Merger reserve                                               2.5           2.5
Capital redemption reserve                                   8.6           8.6
Cash flow hedge reserve                                     (0.3)          0.3
Translation reserve                                          1.4           8.5
Retained earnings                                          244.0         216.3
--------------------------------------------------------------------------------
Total equity                                               488.0         460.4

Liabilities
Interest bearing loans and borrowings            7         456.9         339.7
Retirement benefit obligations                              37.5          60.0
Other payables                                               5.6           1.5
Provisions                                                  44.6          38.3
Deferred tax liabilities                                    73.0          79.3
--------------------------------------------------------------------------------
Total non-current liabilities                              617.6         518.8

Bank overdrafts                                  7          23.9          17.0
Interest bearing loans and borrowings            7           4.3          52.5
Income tax payable                                          58.4          40.8
Trade and other payables                                   524.5         497.6
Derivative liabilities                                       0.7             -
Provisions                                                   6.9           5.3
--------------------------------------------------------------------------------
Total current liabilities                                  618.7         613.2
--------------------------------------------------------------------------------
Total liabilities                                        1,236.3       1,132.0
--------------------------------------------------------------------------------
Total equity and liabilities                             1,724.3       1,592.4
================================================================================


                        CONSOLIDATED CASH FLOW STATEMENT
                      FOR THE YEAR ENDED 31 DECEMBER 2006

                                                                 2006     2005
                                                       Notes     GBPm     GBPm
--------------------------------------------------------------------------------
Cash flow from operating activities of continuing
operations
Profit before income tax                                        189.7    176.7
Adjustments for non-cash items:
 Depreciation                                                    14.6     13.6
 Intangible amortisation                                         19.9     15.9
 Share option charge                                              3.0      3.6
 Other                                                            1.0     (1.0)
Working capital movement                                        (20.0)   (11.4)
Finance income                                                  (19.6)   (22.0)
Finance cost                                                     36.3     32.8
Provisions and pensions                                          (5.7)    (4.5)
Special pension contribution                                     (5.0)    (3.3)
--------------------------------------------------------------------------------
Cash generated from continuing operations                       214.2    200.4
Cash generated from discontinued operations                         -      2.2
Income tax paid of continuing operations                        (40.5)   (56.7)
Income tax paid of discontinued operations                          -     (2.8)
--------------------------------------------------------------------------------
Cash inflow from operating activities                           173.7    143.1

Cash flow from investing activities of continuing
operations
Interest received                                                 8.5     11.8
Purchase of property, plant and equipment                       (15.8)   (11.4)
Sale of property, plant and equipment                             4.3      0.8
Purchase of businesses                                         (156.7)  (124.4)
Other investment cash flows                                      (1.0)     0.7
--------------------------------------------------------------------------------
Cash outflow from investing activities of
continuing operations*                                         (160.7)  (122.5)
Cash outflow from investing activities of
discontinued operations                                             -    (12.3)
--------------------------------------------------------------------------------
Cash outflow from investing activities                         (160.7)  (134.8)

Cash flow from financing activities of continuing
operations
Interest paid                                                   (24.9)   (20.2)
Dividends paid                                                  (53.3)   (57.8)
Decrease in short term loans                                    (28.5)   (44.6)
Increase in long term loans                                     141.4     95.3
Net proceeds from employee shares                                 5.2     23.9
Purchase of own shares into treasury                            (63.1)       -
--------------------------------------------------------------------------------
Cash outflow from financing activities of
continuing operations*                                          (23.2)    (3.4)
Cash outflow from financing activities of
discontinued operations                                             -    (35.1)
--------------------------------------------------------------------------------
Cash outflow from financing activities                          (23.2)   (38.5)

Exchange (loss)/gain on cash and cash
equivalents of continuing operations                             (1.4)     2.1
Exchange gain on cash and cash equivalents of
discontinued operations                                             -      0.3
--------------------------------------------------------------------------------
Exchange (loss)/gain on cash and cash
equivalents                                                      (1.4)     2.4

Decrease in cash and cash equivalents                           (11.6)   (27.8)
================================================================================

Cash and cash equivalents at start of year                       36.7     64.5
--------------------------------------------------------------------------------
(Decrease)/increase in cash and cash
equivalents of continuing operations                            (11.6)    19.9
Decrease in cash and cash equivalents of
discontinued operations                                             -    (47.7)
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year                   7     25.1     36.7
================================================================================

* The cash flow statement for the year ended 31 December 2005 has been re-presented - see Note 1.


Notes

1. Basis of preparation

The consolidated financial statements for the year ended 31 December 2006 have been prepared in accordance with International Financial Reporting Standards as adopted by the EU including interpretations issued by the International Accounting Standards Board. The consolidated financial statements have been prepared under the historical cost convention, with the exception of certain items which are measured at fair value.

The demerger of Filtrona changed the financing structure of the Group with Filtrona assuming GBP115.4m of the Group's net debt at demerger on 6 June 2005. This change to the Group's funding structure was previously presented in the 2005 Cash Flow Statement as an inflow within investing activities with a corresponding decrease in loans shown within financing activities. This disclosure was considered helpful as it highlighted the impact of the demerger on the funding structure of the ongoing Bunzl Group. As there was no impact on cash and cash equivalents, the 2005 Cash Flow Statement has been re-presented to exclude this impact of the demerger from both investing and financing activities.

Bunzl plc's 2006 Annual Report will be despatched to shareholders at the end of March 2007. The financial information set out herein does not constitute the Company's statutory accounts for the year ended 31 December 2006 but is derived from those accounts. Statutory accounts for 2006 will be delivered to the Registrar of Companies following the Company's Annual General Meeting which will be held on 16 May 2007. The auditors have reported on those accounts; their report was unqualified and did not contain statements under Section 237 (2) or
(3) of the Companies Act 1985.

The comparative figures for the year ended 31 December 2005 are not the Company's statutory accounts for the financial year but are derived from those accounts which have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain statements under Section 237 (2) or (3) of the Companies Act 1985.


2. Segment analysis

                             North     UK &     Continental
Year ended 31              America   Ireland         Europe   Australasia   Corporate     Total
December 2006                 GBPm      GBPm           GBPm          GBPm        GBPm      GBPm
===============================================================================================
Continuing operations
Revenue                    1,896.8     774.6         544.7          117.1               3,333.2
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Operating profit/(loss)
before intangible
amortisation                 131.2      59.7          40.9            9.6       (15.1)    226.3
-----------------------------------------------------------------------------------------------
Intangible amortisation       (4.8)     (0.8)        (13.3)          (1.0)          -     (19.9)
-----------------------------------------------------------------------------------------------
Operating profit/(loss)      126.4      58.9          27.6            8.6       (15.1)    206.4
Finance income                                                                             19.6
Finance cost                                                                              (36.3)
-----------------------------------------------------------------------------------------------
Profit before
income tax                                                                                189.7
-----------------------------------------------------------------------------------------------
Profit before income
tax and intangible
amortisation                                                                              209.6
-----------------------------------------------------------------------------------------------
Income tax                                                                                (60.3)
-----------------------------------------------------------------------------------------------
Profit for the year                                                                       129.4
===============================================================================================


                             North     UK &     Continental
Year ended 31              America   Ireland         Europe   Australasia   Corporate     Total
December 2005                 GBPm      GBPm           GBPm          GBPm        GBPm      GBPm
===============================================================================================
Continuing operations
Revenue                    1,665.2     664.2          490.0         105.0               2,924.4
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Operating profit/(loss)
before intangible
amortisation                 116.0      56.1           37.9           8.4       (15.0)    203.4
-----------------------------------------------------------------------------------------------
Intangible
amortisation                  (2.4)     (0.3)         (12.6)         (0.6)          -     (15.9)
-----------------------------------------------------------------------------------------------
Operating profit/(loss)      113.6      55.8           25.3           7.8       (15.0)    187.5
Finance income                                                                             22.0
Finance cost                                                                              (32.8)
-----------------------------------------------------------------------------------------------
Profit before
income tax                                                                                176.7
-----------------------------------------------------------------------------------------------
Profit before income
tax and intangible
amortisation                                                                              192.6
-----------------------------------------------------------------------------------------------
Income tax                                                                                (56.7)
-----------------------------------------------------------------------------------------------
Profit for the year                                                                       120.0
===============================================================================================


3. Finance income/(cost)
                                                                  2006     2005
Continuing operations                                             GBPm     GBPm
-------------------------------------------------------------------------------
Deposits                                                           1.2      1.6
Interest income from foreign exchange contracts                    6.2     10.1
Foreign exchange gains                                             0.4        -
Expected return on pension scheme assets                          11.6     10.2
Other finance income                                               0.2      0.1
--------------------------------------------------------------------------------
Finance income                                                    19.6     22.0
================================================================================

Bank loans and overdrafts                                        (22.4)   (20.4)
Interest expense from foreign exchange contracts                  (0.3)    (0.3)
Interest charge on pension scheme liabilities                    (12.0)   (10.3)
Other finance expense                                             (1.6)    (1.8)
--------------------------------------------------------------------------------
Finance cost                                                     (36.3)   (32.8)
================================================================================

4. Income tax for continuing operations

A tax charge of 32.0% (2005: 32.0%) has been provided on the profit before tax and intangible amortisation. Including the impact of intangible amortisation of GBP19.9m (2005: GBP15.9m) and the related deferred tax of GBP6.7m (2005:
GBP4.9m), the overall tax rate is 31.8% (2005: 32.1%). The tax charge of 32.0% is higher than the nominal UK rate of 30.0% principally because most of the Group's operations are in countries with higher tax rates.

5. Dividends

                                             Per share                     Total
                                 -----------------------------------------------
                                                               2006         2005
                                 2006             2005         GBPm         GBPm
--------------------------------------------------------------------------------
2004 final                                       9.15p                      39.3
2005 interim                                      4.9p                      16.5
2005 final                      10.8p                          36.5
2006 interim                     5.3p                          17.6
--------------------------------------------------------------------------------
Total                           16.1p           14.05p         54.1         55.8
================================================================================

The 2006 final dividend of 11.7p per share will be paid on 2 July 2007 to shareholders on the register on 4 May 2007.

Total dividends for the year to which they relate are:

                                                                       Per share
                                                    ----------------------------
                                                        2006                2005
--------------------------------------------------------------------------------
Interim                                                 5.3p                4.9p
Final                                                  11.7p               10.8p
--------------------------------------------------------------------------------
Total                                                  17.0p               15.7p
================================================================================

6. Earnings per share

                                                                  2006      2005
                                                                  GBPm      GBPm
================================================================================
Continuing operations
Profit for the year attributable to the Company                  129.4     120.0
Adjustment                                                        13.2      11.0
--------------------------------------------------------------------------------
Adjusted profit                                                  142.6     131.0
================================================================================
Discontinued operations
Profit for the year attributable to discontinued
operations (net of minority interests)                               -       3.6
================================================================================

Basic weighted average ordinary shares in issue (million)        342.1     338.8
Dilutive effect of employee share plans (million)                  2.6       1.7
--------------------------------------------------------------------------------
Diluted weighted average ordinary shares (million)               344.7     340.5
================================================================================

Continuing operations
Basic earnings per share                                         37.8p     35.4p
--------------------------------------------------------------------------------
Adjustment                                                        3.9p      3.3p
--------------------------------------------------------------------------------
Adjusted earnings per share*                                     41.7p     38.7p
--------------------------------------------------------------------------------
Diluted basic earnings per share                                 37.5p     35.2p
================================================================================
Discontinued operations
Basic earnings per share                                            -       1.1p
--------------------------------------------------------------------------------
Diluted basic earnings per share                                    -       1.1p
================================================================================

* Adjusted earnings per share excludes the charge for intangible amortisation and the related deferred tax. This adjustment removes a non-cash charge which is not used by management to assess the underlying performance of the businesses.

7. Cash and cash equivalents and net debt

                                                               2006        2005
                                                               GBPm        GBPm
================================================================================
Cash at bank and in hand                                       45.2        48.4
Short term deposits repayable in less than three months         3.8         5.3
--------------------------------------------------------------------------------
Cash and deposits                                              49.0        53.7
Bank overdrafts                                               (23.9)      (17.0)
--------------------------------------------------------------------------------
Cash and cash equivalents                                      25.1        36.7
--------------------------------------------------------------------------------

Interest bearing loans and borrowings
Current liabilities                                            (4.3)      (52.5)
Non-current liabilities                                      (456.9)     (339.7)
Derivative asset - fair value of
interest rate swaps                                             5.4         5.2
--------------------------------------------------------------------------------
Net debt                                                     (430.7)     (350.3)
================================================================================

Net debt includes the fair value of interest rate swaps hedging fixed interest rate borrowings. Net debt at 31 December 2005 has been re-presented on a consistent basis.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  February 26, 2007                      By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer